Exhibit E-5

Eidos PLC – Interest of Director
Eidos PLC
23 September 2002

EIDOS PLC – NOTIFICATION OF INTERESTS OF DIRECTOR

Eidos plc today announces that on Friday, 20 September 2002, Michael McGarvey, Chief Executive Officer, was awarded 145,000 Ordinary shares in the Company (the "Shares'') for nil consideration under the terms of a Restricted Share Plan established pursuant to paragraph 13.13A(b) of the Listing Rules.

The Shares awarded will comprise existing shares to be immediately purchased in the market by the Trustee of the Eidos employee benefit trust. The Trustee will hold the Shares to the Company's order for a period of three years at which time the Shares will vest and be released to Mr McGarvey, subject to him still being in the Company's employment at that time. There are no other pre-release conditions to be satisfied.

Whilst Mr McGarvey does not currently have a beneficial interest in the Shares he does now have (and will retain during the three year deferment period) a notifiable non-beneficial interest in the Shares.

Following this notification, Mr McGarvey has an interest over 1,396,268 Ordinary shares in Eidos derived through his employment with the Company. His residual interest, over and above the restricted share award referred to above, are in the form of outstanding share options.

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